UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2021

333-233363

(Commission File Number)

INX LIMITED

(Exact name of Registrant as specified in its charter)

Unit 1.02, 1st Floor

6 Bayside Road

Gibraltar, GX11 1AA

Tel: +350 200 79000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

As described in the press release attached to the Form 6-K furnished on April 5, 2021, at 5pm EST on April 22, 2021, INX Limited (the “Company”), terminated its initial public offering of the INX Token. The offering included the sale of 95,167,104.19509 INX Tokens, raising gross proceeds of $85,650,394 including the establishment of a Cash Fund, as that term is described in the INX Token Purchase Agreement, of $41,150,906. On May 3, 2021, the Company issued a press release announcing the closing of the offering. The full text of the press release is furnished as Exhibit 99.1 hereto.

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated May 3, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INX Limited

Date: May 3, 2021	By:	/s/ Shy Datika
Shy Datika

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